Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY THE CSRC OF THE APPLICATION FOR THE NON-PUBLIC ISSUANCE OF A SHARES OF THE COMPANY

Reference is made to the announcements (the “Announcements”) of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017, 15 November 2017, 22 November 2017, 16 March 2018 and 7 May 2018 in relation to, among other things, (i) the proposed issue of not more than 1,800,000,000 new A Shares (including 1,800,000,000 A Shares) to not more than 10 specific investors (including CSAHC) (the “Non-public Issuance of A Shares”); and (ii) the proposed issue of not more than 600,925,925 new H Shares (including 600,925,925 H Shares) to Nan Lung. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements.

The Company is pleased to announce that on 16 August 2018, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited (關於核准中國南方航空股份有限公司非公開發行股票的批復 )” (Zheng Jian Xu Ke [2018] No. 1235) (the “Approval”) issued by the China Securities Regulatory Commission (the “CSRC”). The main contents of the Approval are as follows:

1.	The non-public issuance of not more than 1.8 billion new A Shares by the Company was approved.

2.	The issuance of shares shall be implemented in strict compliance with the application documents submitted to the CSRC by the Company.

3.	The Approval shall be valid for six months from the date of the approval of issue.

4.

If there is any material event of the Company from the date of the approval of issue to the date of completion of the issuance of shares, the Company shall make timely report to the CSRC and handle the matters in accordance with the relevant regulations.

The board of directors of the Company will handle the matters in relation to the Non-public Issuance of A Shares within the prescribed period and fulfil the information disclosure obligations in a timely manner in accordance with the relevant laws and regulations, requirements of the Approval and the authorisation from the shareholders’ meeting of the Company.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

16 August 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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